UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number 001-36487

Abengoa Yield plc

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    ☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The sustainable total return company

Abengoa Yield reports third quarter 2015 results and declares quarterly dividend

•	Strong Further Adjusted EBITDA including unconsolidated affiliates of $218.6 million in the third quarter, a 37% increase quarter-over-quarter.

•	Very good CAFD generation of $58.6 million, a 31% increase quarter-over-quarter.

•	Quarterly dividend approved by the Board of Directors, for a total amount of $0.43 per share, a 66% increase over the same quarter of 2014.

•	Solid performance of our assets across all geographies and business segments.

•	2015 and 2016 guidance reaffirmed, achievable with current portfolio.

Third Quarter Results

November 6th, 2015 - Abengoa Yield (NASDAQ: ABY), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, reported revenues of $575.9 million for the nine months ended September 30, 2015, representing a 114% increase y-o-y and Further Adjusted EBITDA including unconsolidated affiliates of $483.4 million, representing a 114% increase compared to the same period of 2014. Cash Available for Distribution for the nine month period reached $141.7 million, with a contribution of $58.6 million in the third quarter.

Selected Financial Results

(in thousands of U.S. dollars)	Nine months ended September 30,
	2015	2014
Revenue	$575,914	$269,313
Further Adjusted EBITDA including unconsolidated affiliates	483,435	226,425
Net Income/ (loss) attributable to the parent company	25,195	(13,840)
Cash Available for Distribution	$141,671	$28,127

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Key Performance Indicators

	As of and for the nine-month period ended September 30,
	2015	2014
Renewable energy
MW in operation[1]	1,441	430
GWh produced	2,041	718

Conventional power
MW in operation[1]	300	300
GWh produced	1,845	1,845
Availability (%)	101.8%	102.4%

Electric transmission lines
Miles in operation	1,099	1,018
Availability (%)	99.7%	100.0%

Water
Capacity (Mft3/day) [1]	10.5	—
Availability (%)	101.1%	—

Segment Results

(in thousands of U.S. dollars)	Nine months ended September 30,
	2015	2014
Revenue by Geography
North America	$259,811	$146,862
South America	80,249	60,578
EMEA	235,854	61,873
Total revenue	$575,914	$269,313

(in thousands of U.S. dollars)	Nine months ended September 30,
	2015	2014
Revenue by business sector
Renewable energy	$397,839	$129,882
Conventional power	100,015	85,209
Electric transmission lines	61,284	54,222
Water	16,776	—
Total revenue	$575,914	$269,313

[1]	Represents total installed capacity in assets owned at the end of the period, regardless of the stake in each of the assets.

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(in thousands of U.S. dollars)	Nine months ended September 30,
	2015	2014
Further Adjusted EBITDA inc. unconsolidated affiliates by Geography
North America	$232,036	$132,701
South America	80,794	53,789
EMEA	170,605	39,935
Total Further Adjusted EBITDA inc. unconsolidated affiliates	$483,435	$226,425

(in thousands of U.S. dollars)	Nine months ended September 30,
	2015	2014
Further Adjusted EBITDA inc. unconsolidated affiliates by business sector
Renewable energy	$322,135	$104,689
Conventional power	80,256	73,385
Electric transmission lines	64,740	48,351
Water	16,304	—
Total Further Adjusted EBITDA inc. unconsolidated affiliates	$483,435	$226,425

Our assets continued to show solid performance during this quarter, resulting in Further Adjusted EBITDA including unconsolidated affiliates of $218.6 million, operating cash flow of $157.9 million and Cash Available for Distribution of $58.6 million in the quarter.

Production in our renewable energy assets increased by 184% compared with the same period of 2014 as a result of the contribution of recently acquired assets and successful ramp-up in our youngest assets, reaching more than 2,000 GWh produced in the nine-month period.

Wind assets in Uruguay, representing a small portion of our portfolio, are recovering from the first half of the year of low wind due to excellent performance and higher wind resource. The solar portfolio has performed in line with expectations. In particular, Mojave and Kaxu, the youngest solar assets, are going through the final phase of the ramp-up period. In conventional power, performance continues being excellent, with availability levels above contractual requirements. Finally, our electric transmission lines and water desalination assets continue being above target availability levels as well.

Quarterly Dividend Announced

On November 5, 2015, the Board of Directors approved a quarterly dividend corresponding to the third quarter of 2015 amounting to $0.43 per share. This dividend is expected to be paid on or about December 15, 2015 to shareholders of record on November 30, 2015.

Liquidity and Debt

As of September 30, 2015, consolidated cash and cash equivalents amounted to $662.5 million, of which $43.6 million were at the Abengoa Yield corporate level.

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Net project debt amounted to $5,087.82 million ($3,624.3 million as of December 31, 2014) and net corporate debt amounted to $625.1 million as of September 30, 2015 ($223.1 million as of December 31, 2014). This represents a Net Corporate Debt / CAFD pre-corporate debt service ratio of 2.2x3.

Acquisitions Update

Since our last earnings call, we have closed the acquisition of Solaben 1/6, a 100 MW solar power platform in Spain that has been in operation since 2013, showing a solid operational track record. This acquisition was financed with Tranche B of the revolving credit facility, which matures in December 2017.

Guidance Reaffirmed

Abengoa Yield reaffirms its guidance on Dividend per Share of $1.60 for 2015 and Dividend per Share in the range of $2.10 to $2.15 for 2016. We believe that this guidance is achievable with the current portfolio of assets.

Strategic Priorities

Javier Garoz, CEO of Abengoa Yield, said “We are very pleased today to announce strong results for the quarter. Considering the challenging market conditions we are currently facing, we believe we need to focus on operational performance to generate expected cash flows. In addition, we want to reinforce our autonomy from Abengoa and become a completely independent entity, including a new brand to be announced in the following weeks. We also intend to hire a new CFO that is non-affiliated with Abengoa. Furthermore, we are initiating a search process for a new sponsor that will complement Abengoa’s source of growth, keeping growth in the U.S. market our priority. We are very confident that solid execution combined with our plan to work towards obtaining a new pipeline of contracted assets will permit us to recover the growth path soon.”

Details of the Results Presentation Conference

Abengoa Yield’s CEO, Javier Garoz, and its Head of Investor Relations, Leire Perez, will hold a conference call today, November 6, at 8:30 am EST.

In order to access the conference call participants should dial: +1 866 388 1927 (US) / +44 (0) 2030 092 454 (UK). A live webcast of the conference call will be available on Abengoa Yield's corporate website (www.abengoayield.com). Please visit the website at least 15 minutes early in order to register for the live webcast and download any necessary audio software.

About Abengoa Yield

Abengoa Yield is a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North America, South America and certain markets in EMEA. We focus on providing a predictable and growing quarterly dividend to our shareholders.

Forward-Looking Statements

This news release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this prospectus, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.

2 Pro forma of the repayment of current portion of Mojave project debt with the proceeds of the ITC cash grant.

3 Based on 2016 CAFD pre-corporate debt service of $287 million.

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Factors that could cause actual results to differ materially from those contemplated above include, among others, general economic conditions, changes in government expenditure budgets, challenges in making acquisitions, changes in public support of renewable energy, weather conditions, legal challenges to regulations, changes to subsidies and incentives that support renewable energy sources, government regulations, the volatility of energy and fuel prices, counterparty credit risk, failure of customers to perform under contracts, our ability to enter into new contracts as existing contracts expire, reliance on third-party contractors and suppliers, changes to our relationship with Abengoa S.A., failure of newly constructed assets to perform as expected, failure to receive dividends from assets, changes in our tax position, unanticipated outages at our generation facilities, the condition of capital markets generally, our ability to access capital markets, adverse results in current and future litigation and our ability to maintain and grow our quarterly dividends. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Abengoa Yield’s future results included in Abengoa Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov.

Abengoa Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

The guidance included in this press release is an estimate as of November 6, 2015. This estimate is based on assumptions believed to be reasonable as of that date. Abengoa Yield disclaims any obligation to update such guidance, except as required by law.

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Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars)

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2015	2014	2015	2014

Revenue	$267,345	$99,505	$575,914	$269,313
Other operating income	18,400	9,777	54,776	69,193
Raw materials and consumables used	(16,801)	(3,300)	(41,002)	(15,383)
Employee benefit expenses	(1,083)	(68)	(2,877)	(1,862)
Depreciation, amortization, and impairment charges	(73,642)	(29,685)	(183,992)	(86,881)
Other operating expenses	(55,933)	(21,261)	(126,396)	(99,436)
Operating profit/(loss)	$138,286	$54,968	$276,423	$134,944
Financial income	(53)	1,858	3,464	3,200
Financial expense	(98,567)	(47,625)	(234,852)	(151,625)
Net exchange differences	2,759	4,116	1,286	3,408
Other financial income/(expense), net	1,407	3,739	5,738	2,441
Financial expense, net	$(94,454)	$(37,912)	$(224,364)	$(142,576)
Share of profit/(loss) of associates carried under the equity method	1,288	(173)	4,630	(602)
Profit/(loss) before income tax	$45,120	$16,883	$56,689	$(8,234)
Income tax	(15,981)	(1,419)	(22,409)	(4,125)
Profit/(loss) for the period	$29,139	$15,464	$34,280	$(12,359)
Loss/(profit) attributable to non-controlling interests	(3,271)	(1,071)	(9,085)	(1,481)
Profit/(loss) for the period attributable to the Company	$25,868	$14,393	$25,195	$(13,840)

Less: Predecessor Loss prior to Initial Public Offering on June 13, 2014			—	(28,233)
Net profit attributable to Abengoa Yield Plc. subsequent to Initial Public Offering				14,393

Weighted average number of ordinary shares outstanding (thousands)	100,217	80,000	90,332	80,000
Basic earnings per share attributable to Abengoa Yield plc (U.S. dollar per share)	$0.26	$0.18	$0.28	$0.18

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Consolidated Statement of Financial Position

(Amounts in thousands of U.S. dollars)

Assets	As of September 30,	As of December 31,
	2015	2014
Non-current assets
Contracted concessional assets	$9,566,445	$6,725,178
Investments carried under the equity method	50,347	5,711
Financial investments	299,662	373,561
Deferred tax assets	208,037	124,210
Total non-current assets	$10,124,491	$7,228,660
Current assets
Inventories	15,479	22,068
Clients and other receivables	281,476	129,696
Financial investments	571,454	229,417
Cash and cash equivalents	662,508	354,154
Total current assets	$1,530,917	$735,335
Total assets	$11,655,408	$7,963,995

Equity and liabilities	As of September 30,	As of December 31,
	2015	2014
Equity attributable to the Company
Share capital	$10,022	$8,000
Parent company reserves	2,357,211	1,790,135
Other reserves	(53,898)	(15,539)
Accumulated currency translation differences	(65,992)	(28,963)
Retained Earnings	(111,180)	(2,031)
Non-controlling interest	141,807	88,029
Total equity	$2,277,970	$1,839,631
Non-current liabilities
Long-term corporate debt	661,119	376,160
Long-term project debt	5,467,491	3,491,877
Grants and other liabilities	1,709,802	1,367,601
Related parties	153,115	77,961
Derivative liabilities	432,539	168,931
Deferred tax liabilities	77,413	60,818
Total non-current liabilities	$8,501,479	$5,543,348
Current liabilities
Short-term corporate debt	7,627	2,255
Short-term project debt	575,069	331,189
Trade payables and other current liabilities	267,051	231,132
Income and other tax payables	26,212	16,440
Total current liabilities	$875,959	$581,016
Total equity and liabilities	$11,655,408	$7,963,995

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Consolidated Cash Flow Statements

(Amounts in thousands of U.S. dollars)

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2015	2014	2015	2014
Profit/(loss) for the period	$29,139	$15,464	$34,280	$(12,359)
Financial expense and non-monetary adjustments	168,702	49,892	374,805	205,157
Profit for the period adjusted by financial expense and non-monetary adjustments	$197,841	$65,356	$409,085	$192,798

Variations in working capital	6,304	17,197	6,683	(113,020)
Net interest and income tax paid	(46,161)	(15,078)	(178,475)	(81,799)
Net cash provided by/(used in) operating activities	$157,984	$67,475	$237,293	$(2,021)

Investment in contracted concessional assets	(6,627)	(4,640)	(99,797)	(81,937)
Other non-current assets/liabilities	4,714	—	7,857	(2,283)
Acquisitions of subsidiaries	(275,298)	—	(757,143)	—
Net cash used in investing activities	$(277,211)	$(4,640)	$(849,083)	$(84,220)

Net cash provided by/(used in) financing activities	$253,482	$(10,058)	$928,442	$(797)

Net increase/(decrease) in cash and cash equivalents	$134,255	$52,777	$316,652	$(87,039)
Cash and cash equivalents at beginning of the period	528,164	217,344	354,154	357,664
Translation differences in cash or cash equivalent	89	(5,015)	(8,298)	(5,519)
Cash and cash equivalents at end of the period	$662,508	$265,106	$662,508	$265,106

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Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period attributable to the parent company

(in thousands of U.S. dollars)	Nine-month period ended September 30,
	2015	2014
Profit/(loss) for the period attributable to the Company	$25,195	$(13,840)
Profit attributable to non-controlling interest	9,085	1,481
Income tax	22,409	4,125
Share of loss/(profit) of associates carried under the equity method	(4,630)	602
Financial expense, net	224,364	142,576
Operating profit	$276,423	$134,944
Depreciation, amortization, and impairment charges	183,992	86,881
Dividend from exchangeable preferred equity investment in ACBH	13,800	4,600
Further Adjusted EBITDA	$474,215	$226,425
Abengoa Yield’s pro-rata share of EBITDA from Unconsolidated Affiliates	9,220	—
Further Adjusted EBITDA including unconsolidated affiliates	$483,435	$226,425

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to net cash provided by/ (used) in operating activities

(in thousands of U.S. dollars)	For the nine-month period ended September 30,
	2015	2014
Further Adjusted EBITDA including unconsolidated affiliates	$483,435	$226,425
Abengoa Yield’s pro-rata share of EBITDA from Unconsolidated Affiliates	(9,220)	—
Further Adjusted EBITDA	$474,215	$226,425
Net interest and income tax paid	(178,475)	(81,799)
Variations in working capital	6,683	(113,020)
Other non-cash adjustments and other	(65,130)	(33,627)
Net cash provided by/(used in) operating activities	$237,293	$(2,021)

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Cash Available For Distribution Reconciliation

(in thousands of U.S. dollars)	Three months ended September 30, 2015	Nine months ended September 30, 2015
Further Adjusted EBITDA including unconsolidated affiliates	$218,650	$483,435
Abengoa Yield’s pro-rata share of EBITDA from unconsolidated affiliates	(2,121)	(9,220)
Dividends from unconsolidated affiliates	4,163	4,163
Non-monetary items	(21,447)	(66,417)
Interest and income tax paid	(46,161)	(178,475)
Principal amortization of indebtedness	(38,573)	(89,236)
Deposits into/ withdrawals from debt service accounts	(10,090)	(13,420)
Change in available cash at project level	(62,285)	(2,171)
Change in other assets and liabilities	16,440	13,012
Cash Available For Distribution	$58,576	$141,671

Investor Relations Leire Perez Tel: +44 20 7098 4384 E-mail: ir@abengoayield.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC
/s/ Javier Garoz
Name:	Javier Garoz
Title:	Chief Executive Officer

Date: November 6, 2015

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